Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS
(in thousands, except ratios)

The following table sets forth our historical consolidated ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2013	2012	2011	2010	2009
Net income (loss) attributable to Vanguard unitholders	$59,511	$(168,815)	$62,063	$21,885	$(95,735)
Net income attributable to non-controlling interest	—	—	26,067	—	—
Net income (loss) before preferred unit distributions	$59,511	$(168,815)	$88,130	$21,885	$(95,735)

Fixed charges:
Interest including amortization of debt expense	$61,148	$41,891	$28,994	$5,766	$4,276
Settlements paid on interest rate derivative contracts	3,888	2,515	2,874	1,799	1,903
Portion of lease payments considered interest on operating leases	392	271	272	47	30
Total fixed charges	65,428	44,677	32,140	7,612	6,209
Preferred unit distributions (b)	2,634	—	—	—	—
Total fixed charges and preferred unit distributions	$68,062	$44,677	$32,140	$7,612	$6,209

Ratio of Earnings to Fixed Charges(a)	1.91	—	3.74	3.88	—

Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions(b)	1.84	—	—	—	—

(a)
In the years ended December 31, 2012 and 2009, earnings were inadequate to cover fixed charges by approximately $168.8 million and $95.7 million, respectively. The shortfalls for the years ended December 31, 2012 and 2009 were principally the result of non-cash natural gas and oil property impairment charges of $247.7 million and $110.2 million, respectively.

(b)
Because no Series A Preferred Units were outstanding for any of the years ended December 31, 2012, 2011, 2010 or 2009, no historical ratios of earnings to combined fixed charges and preferred unit distributions are presented.

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations available to our unitholders plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.